555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Barcelona | New Jersey
Brussels | New York
Chica...
Dub...
Fran...
Ham...
Hon...
Lon...
Los A...
Madrid | Silicon Valley
Milan | Singapore
Moscow | Tokyo
Munich | Washington, D.C.



February 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated January 29, 2009
- Regulatory Announcement – TR-1: notifications of major interests in shares, dated January 15, 2009
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated January 13, 2009
- Regulatory Announcement – TR-1: notifications of major interests in shares, dated January 09, 2009
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated December 30, 2008
- Regulatory Announcement – TR-1: notification of major interests in shares, dated December 18, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated December 11, 2008
- Regulatory Announcement – Chief Operating Officer, EMEA , dated December 10, 2008

LATHAM&WATKINS LLP

- Regulatory Announcement – QinetiQ Group plc ("the Company") - Voting Rights and Capital, dated November 26, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Interim Results Announcement Part 4, dated November 26, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Interim Results Announcement Part 3, dated November 26, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Interim Results Announcement Part 2, dated November 26, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Interim Results Announcement Part 1, dated November 26, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Second Price Monitoring Extension, dated November 25, 2008
- Regulatory Announcement – QinetiQ Group plc ("the Company") - Price Monitoring Extension, dated November 25, 2008
- Regulatory Announcement – TR-1: notification of major interests in shares, dated November 19, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated November 13, 2008

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2346.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Nicholas Yunes
of LATHAM & WATKINS LLP

Enclosures

I. REG-QinetiQ Group plc Total Voting Rights

Released: 29/01/2009
com:20090129:Rnsc4736M
RNS Number : 4736M

QinetiQ Group plc
29th January 2009

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary

Tel: +44 (0)1252 392000
This information is provided by RNS

The company news service from the London Stock Exchange
END
TVRBSGDBGBDGGCC

II. REG-QinetiQ Group plc Holding(s) in Company

Released: 15/01/2009
com:20090115:RnsO6933L
RNS Number : 6933L

QinetiQ Group plc
15 January 2009

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):This notification is to reset the Allianz Group's reportable holdings X to zero, following the sale of Dresdner Bank AG to the Commerzbank Group. A further notification will be submitted shortly, if appropriate, by the Allianz Group and/or Commerzbank Group, following a recalculation of the groups' interests.
3. Full name of person(s) subject to the notification obligation: **Allianz SE**
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): **12 January 2009**
6. Date on which issuer notified: **14 January 2009**
7. Threshold(s) that is/are crossed or reached: 3 %
8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0WMWD03	24,601,516	24,601,516	0				

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument
Expiration date
Exercise/ Conversion Period/ Date
Number of voting rights that may be acquired if the instrument is exercised/ converted.
% of voting rights
Total (A+B)
Number of voting rights % of voting rights
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to

hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: This notification is to reset the Allianz Group's reportable holdings to zero, following the sale of Dresdner Bank AG to the Commerzbank Group. A further notification will be submitted shortly, if appropriate, by the Allianz Group and/or Commerzbank Group, following a recalculation of the groups' interests.
14. Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group Plc
15. Contact telephone number: +44 (0)1252 392000

HOLGUUMUGUPBGGA

III. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 13/01/2009
com:20090113:RnsM5523L
RNS Number : 5523L

QinetiQ Group plc
13 January 2009

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP"). The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 January that the following Director of the Company acquired Shares under the SIP on 9 January 2009 held through the Trustee:

Director	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	104	4,985,302

* The Number of Shares acquired includes 78 Partnership Shares acquired at 159.55 pence and 26 Matching Shares acquired at 159.55 pence. Both partnership and matching elements are registered in the name of the Trustee.
The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

13 January 2009
END
This information is provided by RNS
The company news service from the London Stock Exchange
END

RDSSFWFEDSUSEEF

IV. REG-QinetiQ Group plc Holding(s) in Company

Released: 09/01/2009
com:20090109:RnsI4243L
RNS Number : 4243L
QinetiQ Group plc
09 January 2009

TR-1: Notifications of Major Interests in Shares

QINETIQ GROUP PLC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
Polar Capital
3. Full name of person(s) subject to notification obligation: Paragon Fund Limited
4. Full name of shareholder(s) (if different from 3): 7th January 2009
5. Date of transaction (and date on which the threshold is crossed or reached if different): 8th January 2009
6. Date on which issuer notified: Below 3%
7. Threshold(s) that is/are crossed or reached:
8: Notified Details
A: Voting rights attached to shares
Class/type of shares Situation previous to the triggering transaction Resulting situation after the triggering transaction
If possible use ISIN code
Number of shares Number of voting rights Number of shares Number of voting rights Percentage of voting rights
Direct Indirect Direct Indirect
B0WMWD020,570,00019,470,0002.95%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired (if the instrument Percentage of voting rights exercised/converted)
Total (A+B)
Number of voting rights Percentage of voting rights
19,470,000 2.95%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14 Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group lc
15. Contact telephone name: +44 (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLUUUMWGUPBGAB

V. REG-QinetiQ Group plc Total Voting Rights

Released: 30/12/2008
com:20081230:Rnsd3949K
RNS Number : 3949K

QinetiQ Group plc
30 December 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000
This information is provided by RNS
The company news service from the London Stock Exchange
END
TVRBBBDDUUBGGII

VI. REG-QinetiQ Group plc Holding(s) in Company

Released: 18/12/2008
com:20081218:RnsR3807K

RNS Number : 3807K
QinetiQ Group plc
18 December 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of QinetiQ Group plc existing shares to which voting rights are attached:
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):_____________
3. Full name of person(s) subject to the notification Legal & General Group Plc (L&G)obligation:
4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold 16 December 2008 is crossed or reached if different):
6. Date on which issuer notified: 17 December 2008
7. Threshold(s) that is/are crossed or reached: From 4% - 3%(L&G)
8. Notified details:
A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction: Number of Shares	Number of Voting Rights	Resulting situation after the triggering transaction: Number of Shares	Number of Voting Rights Direct	Indirect	% voting rights Direct	Indirect
ORD	26,718,071	26,718,071	26,415,298	26,415,298		3.99	
GBP 0.01							

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights instrument is exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
26,415,298	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (26,415,298 - 3.99% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (24,088,811 - 3.64% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (24,088,811 - 3.64% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: Notification using the total voting rights figure of 660,476,373
14. Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number: +44 (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END
HOLGUGBUPUPRGUR

VII. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 11/12/2008
com:20081211:RnsK9794J
RNS Number : 9794J

QinetiQ Group plc
11 December 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 December that the following Director of the Company acquired Shares under the SIP on 9 December 2008 held through the Trustee:

Director	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	94	4,985,198

* The Number of Shares acquired includes 70 Partnership Shares acquired at 177.87 pence and 24 Matching Shares acquired at 177.87 pence. Both partnership and matching elements are registered in the name of the Trustee.
The SIP operates as follows.
Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".
At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

11 December 2008
END

END
RDSFFIFDFSASELE

VIII. REG-QinetiQ Group plc Senior Management Change

Released: 10/12/2008
com:20081210:RnsJ8428J
RNS Number : 8428J

QinetiQ Group plc
10 December 2008

Chief Operating Officer, EMEA

QinetiQ Group plc announces that Clive Richardson, formerly the Chief Operating Officer of the EMEA Region, will be leaving the Company. With immediate effect, the EMEA Region Managing Directors and EMEA Leadership Team will report directly into the Group's Chief Executive Officer, Graham Love.

Current trading and outlook remain in line with expectations and as set out in the interim results announcement made on 26 November 2008.

Lynton D. Boardman
Company Secretary

Tel: +44 (0)1252 392000

IX. REG-QinetiQ Group plc Total Voting Rights

Released: 26/11/2008
com:20081126:RnsZ9941I
RNS Number : 9941I

QinetiQ Group plc
26 November 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:
The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.
Therefore the total number of voting rights in the Company is 660,476,373.
The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END
TVRBDBDBSUDGGIL

X. REG-QinetiQ Group plc Interim Results - Part 4

Released: 26/11/2008

Part 4 : For preceding part double click [nRn3Z9435I]

MOD - Ministry of Defence
MSCA - Maritime Strategic Capabilities Agreement
NASA - National Aeronautics and Space Administration (USA)
Organic Growth - Organic growth is calculated at constant foreign exchange rates, adjusting the comparatives to incorporate the results of acquired entities for the same duration of ownership as the current period.
QNA - QinetiQ North American sector
Underlying earnings per share - Basic earnings per share as adjusted for non-recurring items, amortisation of acquired intangible assets and tax thereon as set out in note 7 to the interim results
Underlying effective tax rate - The tax charge for the year excluding the tax impact on gain/loss on business divestments, disposal of non-current assets, unrealised impairment of investments, major reorganisation costs acquisition amortisation and any tax rate change effect expressed as a percentage of underlying profit before tax

Underlying operating cash conversion - The ratio of net cash flow from operations (excluding major reorganisations), less outflows on the purchase of intangible assets and property, plant and equipment to underlying operating profit excluding share of post tax loss of equity accounted joint ventures and associates

Underlying operating margin - Underlying operating profit expressed as a percentage of revenue
Underlying operating profit - Earnings before interest, tax, gain/loss on business divestments, disposal of non-current assets, unrealised impairment of investments, major reorganisation costs and amortisation of intangibles arising on acquisitions.

Underlying profit before tax - Profit before tax excluding gain/loss on business divestments,

	disposal of non-current assets, unrealised impairment of investments, major reorganisation costs.and amortisation of intangible assets arising from acquisitions
Unfunded Orders	- Typically long term contracts awarded by the US government which the customer funds incrementally over the life of the contract,. The Group does not recognise such awards into the reported backlog until funding is confirmed.

XI. REG-QinetiQ Group plc Interim Results - Part 3

Released: 26/11/2008

Part 3 : For preceding part double click [nRn2Z9435I]

Net finance expense	(9.2)	(8.4)	(18.0)

5. Taxation expense

The tax charge has been based on the expected tax rate of 20.5% for the year ending 31 March 2009 (31 March 2008: 19.3%) on the Group's profit before tax, acquisition intangible amortisation, gain on business divestment and unrealised impairment of investment. The tax impact of acquisition intangible amortisation and gain on business divestments is £1.0m for the six months ended 30 September 2008 (£2.3m for the six months ended 30 September 2007).

6. Dividends

The following dividends on ordinary shares, all of which were authorised, were paid in the period:

	6 months ended 30September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Final dividend of 2.45p per share for 2007 (Paid August 2007)	-	16.2	-
Interim dividend of 1.33p per share for 2008 (Paid February 2008)	-	-	16.2
Final dividend of 2.92p per share for 2008 (Paid September 2008)	19.1		
Total paid in the period	19.1	16.2	24.9

On 26 November 2008 the Directors declared an interim dividend of 1.50p (6 months ended 30 September 2007: 1.33p) pence per ordinary share. This will absorb an estimated £9.9m of shareholders' funds and will be paid on 20 February 2009 to shareholders on the register of members as at 23 January 2009. In the 6 months ended 30 September 2008 the QinetiQ Group plc Employee Benefit Trust has waived its entitlement to dividends in the amount of £0.2m (30 September 2007: £0.1m).

7. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (less those shares held by employee benefit trusts). For diluted earnings per share the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares arising from unvested share-based awards including share options. Underlying earnings per share are presented in addition to basic and diluted earnings per share as the directors consider this gives a more relevant indication of underlying performance and reflect the adjustments for the impact of non-recurring items, amortisation of acquired intangible assets and tax thereon on basic earnings per share.

		6 months ended 30 September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended March 31 2008 (audited) £m
Basic EPS				
Profit attributable to equity shareholders	£m	28.2	22.1	47.4

Weighted average number of shares	Million	652.8	658.6	656.2
Basic EPS pence		4.32	3.36	7.22
Diluted EPS				
Profit attributable to equity shareholders	£m	28.2	22.1	47.4
Weighted average number of shares	Million	652.8	658.6	656.2
Effect of dilutive securities	Million	3.3	2.9	3.5
Diluted number of shares	Million	656.1	661.5	659.7
Diluted EPS	pence	4.30	3.34	7.19
Underlying EPS				
Profit attributable to equity shareholders	£m	28.2	22.1	47.4
Reorganisation costs	£m	-	-	32.6
(Gain)/loss on business divestments, disposals and unrealised impairment of investment	£m	-	4.3	7.0
Amortisation of intangible	£m	9.3	7.4	18.0
Tax impact of items above	£m	(1.0)	(2.3)	(15.5)
Tax rate change	£m	-	(1.0)	(1.5)
Underlying profit	£m	36.5	30.5	88.0
Weighted average Number of shares	Million	652.8	658.6	656.2
Underlying EPS	pence	5.59	4.63	13.41

8. Business combinations

On 23 July 2008 the group completed the acquisition of 100% of the share capital of Spectro, Inc. (Spectro) for initial net consideration of £6.1m ($12.0m), a further £0.4m ($0.9m) of additional deferred consideration is to be paid following the satisfaction of certain performance criteria and acquisition costs of £0.1m ($0.2m). The provisional fair value of net assets acquired was £2.4m($4.8m) resulting in provisional goodwill arising on consolidation of £4.2m ($8.3m). Fair values assigned to the net assets acquired are provisional and are subject to potential subsequent adjustment as required given subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisitions. Spectro is based in Massachusetts and specialises in instrumentation for machine condition monitoring based on oil and fuel analysis. If this acquisition had been completed as at 1 April 2008 Group revenue for the period ended 30 September 2008 would have increased by £2.5m to £729.9m and Group profit before tax would have increased by £0.3m to £36.9m.

9. Notes to the cash flow statement

Cash flows from operations

	6 months ended 30 September 2008 (unaudited)	6 months ended 30 September 2007 (unaudited)	Year ended 31 March 2008 (audited)
	£m	£m	£m
Profit after tax for the period	28.2	22.1	47.4
Adjustments for:			
Taxation expense	8.4	3.8	4.0
Net finance costs	9.2	8.4	18.0
(Gain)/loss on business divestments	(3.6)	1.9	1.8
Loss on disposal on non current assets	-	0.1	-
Unrealised impairment of investment	3.6	2.3	5.2
Depreciation of property, plant and equipment	15.6	16.8	33.0
Amortisation of purchased or internally	4.3	1.3	5.0

developed intangible assets			
Amortisation intangible assets arising from acquisitions	9.3	7.4	18.0
Share of post tax loss of equity accounted entities	3.2	0.8	4.0
Net movement in provisions	(29.6)	0.4	31.5
	20.4	43.2	120.5
Increase in inventories	(6.1)	(6.7)	(17.3)
Decrease/(increase) in receivables	24.3	32.1	(49.0)
(Decrease)/Increase in payables	(4.6)	0.2	36.7
Changes in working capital	13.6	25.6	(29.6)
Cash generated from operations	62.2	90.9	138.3
Add back: cash outflow relating to 2008 reorganisation	27.0	-	5.6
Net cash flow from operations before reorganisation costs	89.2	90.9	143.9

10. Analysis of net debt

	30 September 2008 (unaudited)	30 September 2007 (unaudited)	31 March 2008 (audited)
	£m	£m	£m
Due within one year			
Bank and cash	52.6	21.5	24.5
Bank overdraft	-	(2.7)	(5.0)
Recapitalisation fee	0.2	0.2	0.2
Loan notes	-	(0.1)	(0.5)
Finance lease debtor	3.0	3.0	3.0
Finance lease creditor	(2.8)	(2.9)	(2.8)
Escrow cash	3.4	-	3.0
Derivative financial assets	2.1	0.6	1.4
Derivative financial liabilities	(2.5)	(0.2)	(3.7)
	56.0	19.4	20.1
Due after one year			
Bank Loan	(321.3)	(219.3)	(266.7)
Recapitalisation fee	0.7	0.6	0.9
US$ private placement repayable 2013 & 2016	(148.0)	(130.3)	(132.3)
Finance lease debtor	12.3	13.5	13.0
Finance lease creditor	(12.1)	(13.3)	(12.8)
Escrow cash	0.8	3.0	-
Derivative financial assets	0.9	1.0	2.3
Derivative financial liabilities	(3.6)	(0.1)	(4.4)
	(470.3)	(344.9)	(400.0)
Total net debt	(414.3)	(325.5)	(379.9)

11. Changes in equity

	6 months ended 30 September 2008 (unaudited)	6 months ended 30 (audited) September 2007 (unaudited)	Year ended 31 March 2008 unaudited
	£m	£m	£m
Shareholders' funds at the start of the period	533.0	477.4	477.4
Effective portion of change in fair value of net investment hedges	1.0	(29.4)	5.6
Foreign currency translation differences for foreign			(4.3)
operations		50.2	(12.3)
Profit for the period	28.2	22.1	47.4
Dividends paid	(19.1)	(16.2)	(24.9)
Purchase of own shares	(0.4)	(12.4)	(12.8)
Share-based payments	2.8	1.0	3.8
Deferred tax on share-based payments	(0.1)	-	0.2
Impairment of previously revalued available for sale investment			(2.9)
		-	-
Impairment of available for sale investment	(0.5)	-	-

Increase in fair value of available for sale assets	0.9	0.3	3.2
Increase/(decrease) in fair value of hedging derivatives	1.0	(1.2)	(6.8)
Deferred tax on hedging derivatives	(0.3)	0.3	1.9
Release unrealised gain on disposal of business	-	(3.6)	(3.5)
Actuarial (loss)/gain recognised in the defined benefit pension schemes	(55.0)	53.5	65.5
Increase/(decrease) in deferred tax asset on pension deficit	22.7	(8.2)	(12.2)
Shareholders' funds at the end of the period	534.0	506.3	533.0

In the six months to 30 September 2008 the Group granted 8.8 million (6 months to 30 September 2007: 7.5 million) of new share options and share based awards to certain employees under the Group Share Option Scheme.

The total number of ordinary shares in issue at 30 September 2008 was 660.5m (31 March 2008: 660.5m)

12. Contingent liabilities

Subsidiary undertakings within the Group have given unsecured guarantees of £6.8m at 30 September 2008 (31 March 2008: £5.8m) in the ordinary course of business. The Group is aware of claims and potential claims by or on behalf of third parties, including current and former employees, and contractors, in respect of intellectual property, employment rights and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

13. Post-retirement benefits

Introduction and background to IAS 19

International Accounting Standard 19 (Employee Benefits) requires the Group to include in the balance sheet the surplus or deficit on its defined benefit pension schemes calculated as at the balance sheet date. It is a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of the Group - principally the value at the balance sheet date of equity shares in which the scheme has invested and long term interest rates which are used to discount future liabilities. The funding of the schemes is based on long term trends and assumptions relating to market growth, as advised by qualified actuaries.

There were no outstanding or prepaid contributions at the balance sheet date (September 2007: £nil). Set out below is a summary of the overall IAS 19 defined benefit pension schemes' liabilities. The fair value of the schemes assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

	30 September 2008 (unaudited) £m	30 September 2007 (unaudited) £m	31 March 2008 (audited) £m
Equities	539.3	675.8	620.8
Corporate bonds	78.5	75.1	83.9
Government bonds	81.4	77.5	76.3
Cash and other assets	15.5	9.2	3.2
Total market value of assets	714.7	837.6	784.2
Present value of scheme liabilities	(787.1)	(874.1)	(807.6)
Net pension liability before deferred tax	(72.4)	(36.5)	(23.4)
Deferred tax asset	20.2	10.2	6.5

Net pension liability	(52.2)	(26.3)	(16.9)

Assumptions

The major assumptions (weighted to reflect individual scheme differences) were:

	30 September 2008 (unaudited)	30 September 2007 (unaudited)	31 March 2008 (audited)
Rate of increase in salaries	5.0%	4.8%	5.0%
Rate of increase in pensions in payment	3.5%	3.3%	3.5%
Rate of increase in pensions in deferment	3.5%	3.3%	3.5%
Discount rate applied to scheme liabilities	6.8%	5.9%	6.6%
Inflaticn assumption	3.5%	3.3%	3.5%
	87	86	87
Average life expectancy in years:			
Future male pensioners (currently aged 60)			
Future female pensioners (currently aged 60)	90	89	90
Future male pensioners (currently aged 40)	88	87	88
Future female pensioners (currently aged 40)	91	90	91

13. Post-retirement benefits (continued)

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate are measured by external market indicators. The principal sensitivities regarding the key assumptions in the IAS19 valuation are:

Assumption	Change in assumption	Indicative effect on the scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £20m
Inflation and salary increase	Increase/decrease by 0.1%	Increase/decrease by £19m
Life expectancy	Increase by 1 year	Increase by £15m

	6 months ended 30 September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Changes to the fair value of scheme assets:			
Opening fair value of scheme assets	784.2	794.1	794.1
Expected return on scheme assets	27.7	27.7	56.8
Actuarial (loss)/gain	(105.5)	8.1	(84.0)
Contributions by the employer	18.2	16.3	32.3
Contributions by plan participants	1.1	3.3	6.5
Net benefits paid out	(11.0)	(10.4)	(20.0)
Business disposal in the period	-	(1.5)	(1.5)
Closing fair value of scheme assets	714.7	837.6	784.2

6 monthsended 30 September 2008 (unaudited)	6 months ended 30 September 2007 (unaudited)	Year ended 31 March 2008 (audited)	
	£m	£m	£m
Changes to the present value of the defined benefit obligation:			
Opening defined benefit obligation	807.6	884.9	884.9
Current service cost	13.8	19.7	38.9
Interest cost	26.1	23.7	48.4
Contributions by plan participants	1.1	3.3	6.5

Actuarial gains on scheme liabilities	(50.5)	(45.5)	(149.5)
Net benefits paid out and transfers	(11.0)	(10.4)	(20.0)
Business disposal in the period	-	(1.6)	(1.6)
Closing defined benefit obligation	787.1	874.1	807.6

14. Transactions with MOD

The MOD is a nil% (2007: 18.9%) shareholder in the Group. On 9 September 2008 the MOD completed the sale of its 18.9% holding (124,885,445 ordinary shares) in QinetiQ Group plc via a share placing at an average price of 206 pence per share. The MOD will continue to own its special share in QinetiQ which conveys certain rights as set out in the Annual Report for the year to 31 March 2008. Transactions between the Group and the MOD are disclosed as follows:

Trading

The MOD is a major customer of the Group. An analysis of trading with the MOD is presented below

	6 months ended 30 September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Sales to the MOD excluding property rental income	279.4	276.6	599.1
Property rental income	3.0	3.4	6.4
Total income from the MOD	282.4	280.0	605.5
	2.6		8.8
Purchased services from the MOD		5.1	
Trade receivables	36.4	53.8	104.8

15. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. During the period ended 30 September 2008 there were sales to joint ventures and associates of £1.0m (30 September 2007: £0.4m, 31 March 2008: £1.3m). There were no other related party transactions between the Group and its joint ventures and associates in the period.

16. Post balance sheet events

On 13 October 2008 the Group completed the acquisition of Commerce Decisions Limited for an initial cash consideration of £9.9m. Commerce Decisions Limited is a UK-based, market-leading provider of tender assessment and management software. Commerce Decisions' existing clients include most UK central government departments, the National Health Service and local authorities.

On 17 October 2008 the Group completed the acquisition of US-based Dominion Technology Resources, Inc (DTRI) for an initial consideration of £70.3m ($123m) payable to the vendors on completion. Two further deferred payments of £12m ($21m) each will be made on the first and second anniversary of completion. The transaction will generate income tax deductions that will be utilisable against the taxable income of QNA providing cash tax benefits to QNA over the next two to three years following completion of £34.6m ($60.5m). The resultant net cash outflow associated with the transaction is £59.7m ($104.5m), before acquisition costs. The consideration will be paid in cash from existing banking facilities. DTRI is a leading provider of high end products and services to the US Intelligence Community and upon completion will be organised under the Mission

Solutions Group of QinetiQ North America ('QNA').

Principal risks and uncertainties

The Group continues to be exposed to a number of risks and uncertainties which management continue to assess, manage and mitigate to minimise their potential impact on the reported performance of the Group. Pages 42-44 of the 2008 Annual Report detail the principal risks and uncertainties which have not materially changed and these are expected to continue to be relevant for the remaining six months of the year.

Responsibility statements of the directors in respect of the interim financial report

We, the directors of the Company, confirm that to the best of our knowledge:

a. The condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU:

b. The interim management report includes a fair review of the information requited by DTR 4.2.7R, being an indication of important events that have occurred during the interim period and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remainder of the financial year; and

c. The interim management report includes a fair review of the information required by DTR 4.2.8R, being disclosure of related party transactions and changes therein since the last annual report.

By order of the Board

G Love D Mellors

Chief Executive Officer Chief Financial Officer

Independent review report to QinetiQ Group plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2008 which comprise the Income Statement, Balance Sheet, Cash Flow, Statement of Recognised Income and Expenses and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("DTR") of the UK's Financial Services Authority ("UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc

Chartered Accountants

London

25 November 2008

GLOSSARY

Backlog - The expected future value of revenue from contractually committed and funded customer orders (excluding £4.6bn value of remaining 20 years of LTPA contract)

Book to bill ratio - Ratio of orders received in the period to revenue for the period, adjusted to exclude revenue from the 25 year LTPA contract

C4ISR - Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance

DoD - US Department of Defense

DTR - MOD's Defence Training Rationalisation programme

EMEA - Europe, Middle East and Australasia

LTPA - Long-Term Partnering Agreement - 25 year contract established in 2003 to manage the MOD's test and evaluation ranges

More to follow, for following part double-click [nRn4Z9435I]

XII. REG-QinetiQ Group plc Interim Results - Part 2

Released: 26/11/2008

Part 2 : For preceding part double click [nRn1Z9435I]

	Notes			(audited)
		£m	£m	£m
Revenue	2	727.4	638.8	1,366.0
Net operating costs (before depreciation and amortisation)		(649.2)	(573.9)	(1,197.0)
Share of post tax results from joint ventures and associates		(3.2)	(0.8)	(4.0)
EBITDA (earnings before interest, tax, depreciation and amortisation) before reorganisation costs		75.0	64.1	165.0
Depreciation of property, plant and equipment		(15.6)	(16.8)	(33.0)
Amortisation of intangible assets		(4.3)	(1.3)	(5.0)
Group operating profit before acquisition amortisation and before reorganisation costs		55.1	46.0	127.0
Reorganisation costs		-	-	(32.6)
Amortisation of intangible assets arising from acquisitions		(9.3)	(7.4)	(18.0)
Group operating profit		45.8	38.6	76.4
Gain/(loss) on business divestments, disposals and unrealised impairment of investment	3	-	(4.3)	(7.0)
Finance income	4	1.4	1.9	3.6
Finance expense	4	(10.6)	(10.3)	(21.6)
Profit before tax		36.6	25.9	51.4
Taxation expense	5	(8.4)	(3.8)	(4.0)
Profit after taxation for the period attributable to equity shareholders		28.2	22.1	47.4
Earnings per share (pence)				
Basic	7	4.32p	3.36p	7.22p
Diluted	7	4.30p	3.34p	7.19p
Underlying	7	5.59p	4.63p	13.41p

Consolidated Balance Sheet

	Notes	30 September 2008 (unaudited) £m	30 September 2007 (unaudited) £m	31 March 2008 (audited) £m
Non-current assets				
Goodwill		488.9	418.3	437.4
Other intangible assets		105.8	74.7	109.1
Property, plant and equipment		332.1	334.7	332.4
Financial assets		14.0	17.5	15.3
Equity accounted investments		9.2	9.2	9.3
Other investments		11.7	16.3	14.7
		961.7	870.7	918.2
Current assets				
Inventories		66.6	46.2	56.9

	Note			
Trade and other receivables		463.3	365.2	469.0
Current tax recoverable		-	-	3.0
Financial assets		8.5	3.6	7.4
Investments		0.8	1.7	1.3
Non-current assets classified as held for sale		1.8	1.8	1.8
Cash and cash equivalents		52.6	21.5	24.5
		593.6	440.0	563.9
Total assets		1,555.3	1,310.7	1,482.1
Current liabilities				
Trade and other payables		(391.5)	(347.6)	(374.4)
Current tax liabilities		(9.9)	(4.3)	-
Financial liabilities		(5.1)	(5.7)	(11.8)
Provisions		(3.3)	(10.6)	(31.8)
		(409.8)	(368.2)	(418.0)
Non-current liabilities				
Financial liabilities		(484.3)	(362.4)	(415.3)
Other payables		(34.8)	(9.4)	(47.7)
Retirement benefit obligation (gross of deferred tax)	13	(72.4)	(36.5)	(23.4)
Deferred tax liability		(7.2)	(23.8)	(30.8)
Provisions		(12.8)	(4.1)	(13.9)
		(611.5)	(436.2)	(531.1)
Total liabilities		(1,021.3)	(804.4)	(949.1)
Net assets		534.0	506.3	533.0
Capital and reserves				
Share capital		6.6	6.6	6.6
Capital redemption reserve		39.9	39.9	39.9
Share premium account		147.6	147.6	147.6
Hedging and translation reserve		0.1	(20.7)	(21.3)
Retained earnings		339.7	332.8	360.1
Capital and reserves attributable to shareholders of the parent company		533.9	506.2	532.9
Minority interest		0.1	0.1	0.1
Total shareholders' funds	11	534.0	506.3	533.0

Consolidated Cash Flow Statement

	Note	6 months ended 30 September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Net cash flow from operations before reorganisation costs	9	89.2	90.9	143.9
Net cash outflow relating to 2008 reorganisation		(27.0)	-	(5.6)
Cash flow from operations		62.2	90.9	138.3
Tax paid		(4.3)	(10.8)	(17.7)
Interest received		0.6	0.5	1.7
Interest paid		(9.6)	(10.0)	(20.0)
Net cash flow from operating activities		48.9	70.6	102.3
Purchase of intangible assets		(2.9)	(5.5)	(19.9)
Purchase of property, plant and equipment		(13.3)	(11.2)	(23.7)
Sale of property, plant and equipment		-	15.2	14.9
Equity accounted investments and other investment funding		(2.7)	(3.8)	(7.3)
Purchase of subsidiary undertakings (net of cash acquired)		(6.2)	(75.0)	(108.7)
Sale of interest in subsidiary undertaking		3.0	-	-
Net cash flow from investing activities		(22.1)	(80.3)	(144.7)
Cash outflow from repayment of loan notes		(0.5)	-	(0.1)
Cash inflow from loans received		25.2	44.5	87.6
Cash inflow from loan notes		-	-	0.5
Payment of deferred finance costs		-	-	(0.5)
Purchase of own shares		(0.4)	(12.4)	(12.8)
Equity dividends paid	6	(19.1)	(16.2)	(24.9)
Capital element of finance lease rental payments		(1.4)	(1.7)	(3.2)
Capital element of finance lease rental receipts		1.5	1.7	3.0
Net cash flow from financing activities		5.3	15.9	49.6
Increase in cash and cash equivalents		32.1	6.2	7.2
Effect of foreign exchange changes on cash and cash		1.0	-	(0.3)

equivalents			
Cash and cash equivalents at beginning of period	19.5	12.6	12.6
Cash and cash equivalents at end of period	52.6	18.8	19.5
Cash and cash equivalents	52.6	21.5	24.5
Overdrafts	-	(2.7)	(5.0)
Cash and cash equivalents at end of period	52.6	18.8	19.5

Reconciliation of movements in net debt

	Note	6 months ended 30 September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Increase in cash and cash equivalents in the period		32.1	6.2	7.2
Cash flows from (drawdown)/repayment of loans and lease payments and receipts		(24.8)	(44.5)	(87.3)
Change in net debt resulting from cash flows		7.3	(38.3)	(80.1)
Other non cash movements before foreign exchange movements		2.0	4.2	(1.7)
Foreign exchange movements		(43.7)	9.4	2.7
Movement in net debtin the period		(34.4)	(24.7)	(79.1)
Net debt at beginning of period	10	(379.9)	(300.8)	(300.8)
Net debt at end of period	10	(414.3)	(325.5)	379.9)

Consolidated statement of recognised income and expense

	Note	6 months ended 30 September 2008 (unaudited) £m	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Effective portion of change in fair value of net investment hedges		(29.4)	5.6	1.0
Foreign currency translation differences for foreign operations		50.2	(12.3)	(4.3)
Increase/(decrease) in fair value of hedging derivatives		1.0	(1.2)	(6.8)
Movement in deferred tax on hedging derivatives		(0.3)	0.3	1.9
Fair value gains on available for sale investments		0.9	0.3	3.2
Impairment of available for sale investments		(0.5)	-	(2.9)
Recycle of unrealised gain on disposal of businesses		-	(3.6)	(3.5)
Actuarial (loss)/gains recognised in the defined benefit pension schemes		(55.0)	53.5	65.5
Increase/(decrease)in deferred tax due on movement in pension deficit		22.7	(8.2)	(12.2)
Net (expense)/income recognised directly in equity		(10.4)	34.4	41.9
Profit after tax for the period		28.2	22.1	47.4
Total recognised income for the period attributable to equity shareholders		17.8	56.5	89.3

1. Significant accounting policies

Basis of preparation

QinetiQ Group plc is a company domiciled in the United Kingdom. The condensed interim financial statements of the Group for the six months ended 30 September 2008 comprise the Group and its subsidiaries (together referred to as the "Group").

These condensed Group interim financial statements have been prepared in accordance with "IAS 34 Interim Financial Reporting" as adopted by the EU and the requirements of the Disclosures and Transparency Rules. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group financial statements for the year ended 31 March 2008. These condensed interim financial statements were approved by the Board of Directors on 26 November 2008.

The comparative figures for the year ended 31 March 2008 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Group financial statements for the year ended 31 March 2008 are available upon request from the Company's registered office at 85 Buckingham Gate, London, SW1E 6PD.

The accounting policies applied by the Group in these condensed Group interim financial statements are the same as those applied by the Group in its Group financial statements for the year ended 31 March 2008.

2. Business segments

Six months ended 30 September 2008 (unaudited)

	QinetiQ North America £m	EMEA £m	Ventures £m	Consolidated £m
Revenue	326.6	397.3	3.5	727.4
Other information				
EBITDA before share of equity accounted entities	37.4	45.2	(4.4)	78.2
Share of loss of equity accounted entities	-	-	(3.2)	(3.2)
EBITDA	37.4	45.2	(7.6)	75.0
Depreciation of property, plant and equipment	(2.5)	(13.0)	(0.1)	(15.6)
Amortisation of purchased or internally developed intangible	-	(3.4)		(4.3)
assets				(0.9)
Group operating profit/(loss) before acquisition amortization	34.9	28.8		55.1
				(8.6)
Amortisation of intangible assets arising from acquisitions	(7.0)		(2.3)	(9.3)
				-
Group operating profit/(loss)	27.9	26.5	(8.6)	45.8

2. Business segments (continued)

Six months ended 30 September 2007 (unaudited)

	QinetiQ North America £m	EMEA(1) £m	Ventures(1) £m	Consolidated £m
Revenue	256.6	380.1	2.1	638.8
Other information				
EBITDA before share of equity accounted entities	32.9	37.3	(5.3)	64.9
Share of loss of equity accounted entities	-	-	(0.8)	(0.8)
EBITDA	32.9	37.3	(6.1)	64.1
Depreciation of property, plant and equipment	(2.2)	(14.2)	(16.8)	(0.4)
Amortisation of purchased or internally developed intangible assets	-	(1.0)	(1.3)	(0.3)
Group operating profit/(loss) before acquisition amortisation	30.7	22.1	46.0	(6.8)
Amortisation of intangible assets arising from acquisitions	(7.0)	(0.4)	(7.4)	-
Group operating profit/(loss)	23.7	21.7	(6.8)	38.6

(1) Restated to include cueSim business within EMEA

Year ended 31 March 2008

	QinetiQ North America £m	EMEA £m	Ventures £m	Consolidated £m

Revenue	540.2	820.1	5.7	1,366.0
Other information				
EBITDA before share of equity accounted entities	66.2	112.1	(9.3)	169.0
Share of loss of equity accounted entities	0.1	0.1	(4.2)	(4.0)
EBITDA before reorganisation costs	66.3	112.2	(13.5)	165.0
Depreciation of property, plant and equipment	(4.1)	(28.2)	(0.7)	(33.0)
Amortisation of purchased or internally developed intangible assets	(0.1)	(4.0)	(5.0)	(0.9)
Group operating profit/(loss) before reorganisation costs and acquisition amortisation	62.1	80.0	127.0	(15.1)
Reorganisation costs	-	(32.0)	(0.6)	(32.6)
Amortisation of intangible assets arising from acquisitions	(16.2)	(1.8)	(18.0)	-
Group operating profit/(loss)	45.9	46.2	(15.7)	76.4

3. Gain/(loss) on business divestments disposals and unrealised impairment of investment

	6 months ended 30 September 2008 (unaudited)	6 months ended 30 September 2007 (unaudited) £m	Year ended 31 March 2008 (audited) £m
Gain/(loss) on business divestments	3.6	(1.9)	(1.8)
Loss on disposal on non current asset	-	(0.1)	-
Unrealised impairment of investment	(3.6)	(2.3)	(5.2)
	-	(4.3)	(7.0)

The gain on the business divestment relates to the disposal on 30 May 2008 of a sales contract by QNA's Mission Solutions business. This resulted from a requirement to dispose of this contract following the change of ownership of Analex Corporation in March 2007 when the Group acquired this Company. 57 people transferred to the acquirer as part of this transaction. This resulted in a profit on disposal of £3.6m ($7.1m) being recognised.

The current period unrealised impairment of investments relates to a £3.6m charge to the income statement in respect of the impairment in the carrying value of other investments.

4. Finance income and expense

	6 months ended 30 September 2008 (unaudited)	6 months ended 30 September 2007 (unaudited)	Year ended 31 March 2008 (audited)
Receivable on bank deposits	0.6	0.9	1.7
Finance lease income	0.8	0.8	1.9
Other finance income	-	0.2	-
Finance income	1.4	1.9	3.6
Amortisation of recapitalisation fee	(0.1)	(0.1)	(0.2)
Payable on bank loans and overdrafts	(5.6)	(5.6)	(11.9)
Payable on US$ private placement debt	(3.7)	(3.6)	(7.1)
Finance lease expense	(0.7)	(0.6)	(1.6)
Amortisation of discount on financial liability	(0.5)	(0.4)	(0.8)
Finance expense	(10.6)	(10.3)	(21.6)

More to follow, for following part double-click [nRn3Z9435I]

XIII. REG-QinetiQ Group plc Interim Results - Part 1

Released: 26/11/2008
com:20081126:RnsZ9435I
RNS Number : 9435I

QinetiQ Group plc
26 November 2008

Interim Results Announcement
Six months ended 30 September 2008

QinetiQ is an international provider of defence and security technology based services. It operates principally in the UK and North America with operations also in Australia.

Good growth and strong performance in line with expectations

Financial Highlights
* Good first half performance with Group revenue up13.9% to £727.4m (2007: £638.8m)and organic growth1 of 8.6%;
* Underlying operating profit up 19.8% to £55.1m (2007: £46.0m);
* Underlying profit before tax up 22.1% to £45.9m (2007: £37.6m);
* Profit before tax up 41.3% to £36.6m (2007: £25.9m);
* Strong underlying operating cash conversion of 125% (2007: 159%);
* Net cash flow from operations before reorganisation costs of £89.2m (2007: £90.9m);
* Underlying earnings per share increased 20.7% to 5.6p (2007: 4.6p per share);
* Basic earnings per share up28.6% to 4.3p (2007:3.4p per share); and
* Interim dividend per share increased12.8% to1.50p (2007:1.33p)

Operating highlights
* Orders won in period up 31.4% to £777.9m (2007: £592.2m) providing enhanced backlog;
* North America revenues up 27.3%, with 18.9% organic growth1;
* Relationship with NASA extended with significant contract wins during period;
* EMEA reorganisation completed ahead of plan yielding cost savings of £12m on an annualised basis;
* Award of the 15-year £150m maritime facilities contract by MOD;
* Contracted and funded backlog (excluding LTPA) increased21.8% to £1,154.1m; and
* Acquisition of Dominion Technology Resources,Inc.extendsQinetiQ North America's (QNA) presence in the high end product and service provision to the US intelligence community

(1) Organic growth is calculated at constant foreign exchange rates, adjusting the comparatives to incorporate the results of acquired entities for the same duration of ownership as the current period. See Glossary section on page 28 for definitions of Non GAAP terms used throughout this statement

Underlying financial measures are presented as the Board believes these provide a better representation of the Group's long-term performance trends.

Contd/

Commenting on the results, Graham Love, Chief Executive Officer, said:

"The Group produced a strong performance in the first six months, reflecting the broad strength and resilience of our operations. Our North American operations performed well with 19% organic revenue growth, and following its reorganisation, our EMEA business is better focused with a lower cost base.

We remain well placed in areas expected to be key priorities of the new US Administration and expect continued double digit growth in QNA into the medium term.

In the UK we are both well positioned through our technology insertion expertise to respond to changing customer demand and to continue to support existing military operations. In addition our business is underpinned by a number of long term managed service contracts.

There remains a strong pipeline of acquisition opportunities and we will be selective in pursuing those that complement and grow our capabilities and provide access to new markets. We plan to undertake the disposal of certain non-core assets which will enable us to reallocate capital into quality investments whilst retaining a resilient balance sheet.

With the good growth experienced in the first half and a solid order backlog, the Board is announcing a 12.8% increase in the interim dividend and looks forward to the remainder of the year with confidence."

- ENDS -

There will be a webcast of the presentation of the preliminary results to analysts at 09:30 am on 26 November 2008. If you wish to watch this broadcast you will need to register in advance at www.qinetiq.com/home/investor_centre.html. The event will be broadcast at the same address.

There will also be an audiocast of the event which can be heard using the following numbers:

UK participants: 0800 634 5205
International: +44 208 817 9301
US Toll Free: 1 866 629 2704

The presentation will be available at our investor relations page

http://www.qinetiq.com/home/investor_centre.html on the morning of our results and the video conference will be uploaded to the site following the event.

For further information please contact:

Media relations: David Bishop, QinetiQ +44(0)7920 108675

Chris Barrie/Andrew Hey, Citigate Dewe Rogerson +44 (0)20 7638 9571

Investor relations: Ben Lewis, QinetiQ +44 (0)7711 706100

Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans

and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

Chief Executive Officer's Statement

I am delighted to announce a strong set of interim results. During the period we developed the business further, positioning it for future growth by building on our strategic objectives. These results demonstrate the strength and resilience of the Group's operations. We delivered good organic growth, enhanced by targeted acquisitions and high cash generation. Our strategy is focussed on developing high end provision of solutions and services in growth areas within the important defence, security and intelligence markets.

Group Results

Order intake across the Group increased by 31.4% to £777.9m (2007: £592.2m) including the 15-year £150m maritime facilities contract awarded by the MOD. Group revenue increased by 13.9% to £727.4m (2007: £638.8m) and underlying operating profit was up 19.8% to £55.1m (2007: £46.0m). This was supported by strong underlying operating cash conversion of 125% (2007: 159%) and borrowings remaining comfortably within our banking covenants. Basic earnings per share increased 28.6% to 4.3p (2007: 3.4p per share). An interim dividend of 1.50 pence per share (2007: 1.33 pence per share), an increase of 12.8%, will be paid to shareholders on 20 February 2009.

Divisional Results

QNA

During the period we experienced particularly strong growth in our North American business, QNA, which reported a 27.3% increase in revenue, 18.9% of which came from organic growth (at constant currency). This is an excellent result and reflects the opportunities that exist for the Group within the North American market.

QNA's performance was enhanced through the contribution of acquisitions completed in the last financial year and a first time contribution from one acquisition made during the period. These acquisitions have performed in line with expectations and good progress has been made on their integration into QNA. Increasing recognition of the QinetiQ brand is evidenced through bidding synergies as the business succeeds in winning larger orders.

In our Technology Solutions business, shipments of TALON(R) units and LAST(R) Armor products into Iraq and Afghanistan remained strong in the period. We are evolving our TALON(R) product family providing an adaptable range of models with an expanding range of military and non-military applications. As previously announced, the prior period margin benefited from the exceptionally high level of TALON(R) spares deployed. QNA's services businesses both generated good levels of growth in the period with Missions Solutions winning new contracts from NASA and Systems Engineering benefiting from the Iraqi pilot training

programme. The underlying operating margin in QNA remained in double digits at 10.7%.

We extended our presence in the US intelligence market through the acquisition of Dominion Technology Resources, Inc., a leading provider of high end products and services to the US intelligence community. Following regulatory approval, this acquisition completed in October.

EMEA

Overall our EMEA business revenue increased by 4.5%, of which 1.1% came from organic growth. Following its reorganisation, our UK business is better focused with a lower cost base. During the period we experienced strong performance in EMEA's Managed Service and Consulting businesses through the provision of value for money offerings. This offset the continuing pressure on MOD research revenues and the general impact of delays to contract awards. Our focus on technology insertion to prolong the life of existing platforms as well as our partnering capability positions us well as the MOD looks at new ways to gain enhanced value from its investments. The award of the £24m ten-year contract for the Harrier Through-Life Support illustrates the capability that we can bring to extending the performance of such platforms. Underlying operating margins in EMEA increased to 7.3% reflecting tight discretionary cost control, coupled with the early benefits of the previously announced EMEA reorganisation and changes in the terms of the defined benefit pension schemes. The EMEA reorganisation programme was completed ahead of plan and in line with the budgeted cost of £32.6m, provided for in the prior year.

Good progress continued on the Defence Training Rationalisation programme (DTR). As confirmed by the Minister of State for the Armed Forces at the beginning of October, Main Gate 2, the next milestone investment decision stage, is expected in Spring 2009 with contract close in Summer 2010.

We are pleased with the performance and integration of our Australian businesses. We have strengthened our management team with the appointment of a new chief executive officer for this business.

We continue to build on our niche strengths in the technology and innovation arena. Zephyr, our High Altitude Long Endurance unmanned aerial vehicle, flew at the US Army's Yuma Proving Ground in Arizona for three and half days, and set an unofficial world record for the longest duration unmanned flight. Unmanned vehicles will be a key area of focus for the business moving forward. SPO, a millimetre wave passive stand-off detection solution, was deployed by the US Transportation Security Administration to enhance security measures surrounding the 2008 Republican National Convention. These technologies, backed by our broader service capabilities, have potential both in and beyond the defence market sector.

Ventures

The QinetiQ Ventures LP fund, set up just over one year ago with Coller Capital, is accelerating the development of all seven businesses contributed by QinetiQ.

The Tarsier business progressed installations at Heathrow and three other airports. It also completed the development of an integrated day/night camera system.

Our ventures businesses remain an important means of realising long term value from our intellectual property outside our traditional markets and our emphasis will continue to be on developing a broad pipeline at minimal cost.

Outlook

The Group produced a strong performance in the first six months, reflecting the broad strength and resilience of our operations.

Our North American operations continued to perform well reflecting our success in targeting market areas with good long term growth. Once again our products business reported strong growth and we are particularly pleased with the progress in our services business. We are well positioned to service the defence, homeland security and intelligence markets, which are expected to be key priorities of the new US Administration. We are confident of further opportunities within this marketplace and expect double digit organic revenue growth rates in QNA to continue into the medium term.

Following its reorganisation, our EMEA business in the UK is better focused with a lower cost base. We will continue to focus on improving the efficiency of this business as EMEA's transformation from pure research and development into technology based solutions and services continues. We anticipate good prospects for our Managed Services and Consulting operations. Our technology businesses continue to reposition in response to a tightening of the UK research budget. We are well placed to offer solutions in support of existing military operations. We will monitor the UK defence market carefully in the second half so that we can quickly respond to the changing priorities but believe through our technology insertion expertise and partnering capability we are well positioned to respond to changes in customer demand. In addition our business is underpinned by a number of long term managed service contracts. Our Australian businesses, which performed well in the period, have good growth prospects for the future.

There remains a strong pipeline of acquisition opportunities and we will be selective in pursuing those that complement and grow our capabilities and provide access to new markets. We plan to undertake the disposal of certain non-core assets which will enable us to reallocate capital into quality investments whilst retaining a resilient balance sheet.

With the good growth experienced in the first half and a solid order backlog, the Board is announcing a 12.8% increase in the interim dividend and looks forward to the remainder of the year with confidence.

Graham Love
Chief Executive Officer

Group Trading Performance

Group summary

	6 months to 30 Sept 2008 £m	6 months to 30 Sept 2007 £m	12 months to 31 March 2008 £m
Orders			
QinetiQ North America	295.5	315.4	607.1
EMEA	479.6	275.2	662.5
Ventures	2.8	1.6	7.5
Total	777.9	592.2	1,277.1

Revenue			
QinetiQ North America	326.6	256.6	540.2
EMEA	397.3	380.1	820.1
Ventures	3.5	2.1	5.7
Total	727.4	638.8	1,366.0
Underlying operating profit (1)			
QinetiQ North America	34.9	30.7	62.1
EMEA	28.8	22.1	80.0
Ventures	(8.6)	(6.8)	(15.1)
Total	55.1	46.0	127.0
Underlying operatingmargin(1)	7.6%	7.2%	9.3%
Operating profit	45.8	38.6	76.4
Underlying profit before tax (1)	45.9	37.6	109.0
Profit before tax	36.6	25.9	51.4
Underlying effective tax rate(1)	20.5%	18.9%	19.3%
Net cash flow from operations before reorganisation costs	89.2	90.9	143.9
Underlying cash conversion ratio(1)	125%	159%	77%
Net debt	414.3	325.5	379.9
Backlog(2)	1,154.1	922.5	947.7
Average headcount	13,398	13,414	13,627
Basic earnings per share	4.3p	3.4p	7.2p
Underlying earnings per share(1)	5.6p	4.6p	13.4p
Dividend per share	1.50p	1.33p	4.25p

(1) Underlying financial measures are presented as the Board believes these provide a better representation of the Group's long-term performance trends. Definitions of underlying measures of performance can be found in the glossary on page 28.

(2) Excluding remaining £4.6bn (30 September 2007: £4.7bn) in respect of LTPA contract.

The Group book to bill ratio of 1.22:1 (excluding the impact of the LTPA) was generated by an order intake increase of £185.7m compared to the six months to 30 September 2007. During the period the EMEA Consulting business signed a 15-year Maritime Strategic Capabilities Agreement (MSCA) securing a revenue stream worth over £150m. Backlog increased to £1,154.1m at 30 September 2008 excluding £4.6bn in respect of the LTPA contract and additional unfunded orders within QNA of c$550m.

Revenue increased 13.9% with organic revenue growth of 8.6% (at constant currency) reflecting strong organic growth in QNA supplemented by the contribution from recent acquisitions and modest growth in EMEA. The strengthening US dollar increased reported revenues by c£10m compared to the prior period. Underlying operating profit increased by 19.8% as a result of the strong growth coupled with cost control in EMEA partly offset by increased investment in ventures. The Group's results reflect the historical seasonality in the UK business with a greater proportion of revenues expected in the second half of the year.

Operating cash flow before the costs of the 2008 EMEA reorganisation remained strong in the period at £89.2m. Underlying operating cash conversion, post capital expenditure, was 125%, well above the Group's long term target of 80% as a result of a keen focus on cash generation and the seasonal pattern of revenues and receipts from UK MOD. At 30 September 2008 net debt was £414.3m compared to £379.9m at 31 March 2008. As the Group's borrowings are principally drawn in US dollars, the impact of the movement in the period of £/US$ exchange rate

increased the reported net debt by £43.7m.

QinetiQ North America

	6 months to 30 Sept 2008 £m	6 monthsto 30 Sept 2007(1) £m	6 monthsto 30 Sept 2008 $m	6 months to 30 Sept 2007(1) $m
Revenue				
Technology Solutions	105.9	80.5	204.3	161.6
Systems Engineering	104.0	85.8	200.8	172.3
MissionSolutions	116.7	90.3	225.3	181.2
Total	326.6	256.6	630.4	515.1
Underlying operating profit	34.9	30.7	67.4	61.6
Underlying operating margin	10.7%	12.0%	10.7%	12.0%
Funded Orders				
Technology Solutions	98.0	139.9	187.5	281.4
Systems Engineering	92.1	91.0	176.4	182.5
MissionSolutions	105.4	84.5	201.8	169.5
Total	295.5	315.4	565.7	633.4
Funded book to bill ratio	0.90:1	1.23:1	0.90:1	1.23:1
Backlog	331.7	297.9	590.5	589.1

(1) During April 2008, QNA realigned the resources of the IT Services business into existing Mission Solutions and Systems Engineering businesses. In addition an element of the IT Services business was previously transferred to the Technology Solutions business. The prior period comparative figures are restated to reflect these changes. Total QinetiQ North America results are unchanged.

Performance

Revenue increased 27.3% to £326.6m or 22.4% in constant currency to $630.4m compared to the prior period. Strong organic growth of 18.9% was supplemented by a full contribution from acquisitions of five businesses during the previous financial year and Spectro Inc., acquired in July 2008.

Underlying operating profit grew 13.7% to £34.9m, an increase of 9.4% on a constant currency basis. The decline in margin to 10.7% was anticipated, reflecting the change in revenue mix as the prior period included an exceptionally high level of TALON(R) spares sales. We expect the QNA business will continue to achieve margins above 10%, with an increased mix of service revenues.
QNA recognised funded new orders of £295.5m ($565.7m) during the period. In addition, it received new unfunded orders of $550m during the period resulting from the award of a variety of long-term contracts. These unfunded awards, which the US government funds incrementally over the life of the contract, are typical of the nature of the work being awarded in the Mission Solutions and Systems Engineering businesses and provide good forward visibility for these operating units. The Group does not recognise such awards into the reported backlog until funding is confirmed but they do provide further visibility of future revenues. We would normally expect to convert the majority of such awards to funded orders over time.
Acquisitions
In July 2008 the Group acquired Spectro Inc., for consideration of up to £6.6m ($13.1m). Spectro provides instruments and systems for machine condition monitoring by the analysis of fuels and lubricants. The acquisition enhances the Technology Solutions business, providing opportunities to transition certain technologies into products.

Shortly after the period end in October, the Group completed the acquisition of Dominion Technology Resources, Inc. (DTRI) for a net price of £59.7m ($104.5m). The initial consideration of £70.3m ($123m) will be followed by two further payments of $21m each on the first and second anniversaries of completion. The transaction generated income tax deductions that will be utilisable against the taxable income of QNA providing cash tax benefits to QNA over the next two to three years of $60.5m. DTRI is a leading provider of high end products and services to the US intelligence community and joins the Mission Solutions business.
The integration of the North American acquisitions is progressing well. Increasing recognition of the QinetiQ brand is evidenced through bidding synergies as the business succeeds in winning larger orders.
Technology Solutions
The Technology Solutions business provides funded technology research and development services for US defence and security organisations and develops products using the intellectual property derived from such research.

Strong organic growth of 23.9% in the period reflects continued demand for TALON(R) robots and increased demand for other products, including LAST(R) Armor.

The TALON(R) business won a $400m IDIQ (Indefinite Delivery, Indefinite Quantity) contract with the US military during the period. To date, funded orders under this agreement total $48m. Talon(R) revenue was $84.3m in the six months to 30 September 2008 (2007: $80.2m). As expected, the mix of sales shifted to a greater proportion of new product shipments as opposed to the particularly high demand for TALON(R) spares in the prior period. Over 2,500 TALON(R) robots are now deployed around the world, mainly in Iraq and Afghanistan.

The evolution of the robot product family continues and the business shipped the world's first safety certified armed robotic land vehicle, MAARS (Modular Advanced Armed Robotic System), during the period. MAARS is the first fully modular ground robot system capable of providing a measured response including non-lethal and lethal stand-off capabilities. A smaller variant of TALON(R), the Dragon Runner(R), is also under development as a rugged and light, man-portable unit intended for use in urban environments.

The business benefited from a significant increase in demand for LAST(R) Armor products, which contributed revenue of $53.4m in the six months to 30 September 2008 (2007: $14.8m).

The development of the pipeline of other products continues within the business, including the SPO stand-off people screening threat detection system which originated from within the EMEA business, the EARS(R) sniper detection system and the PADS(R) precision air drop system.

Mission Solutions

The Mission Solutions business has experts in the fields of information technology, mission assurance, software and system design and programme security. Services are provided to defence, homeland security, NASA and various US intelligence agencies on both defence and security applications, principally focussed on mission critical solutions related to command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR).

The Mission Solutions business grew organically by 18.3% in the period, driven by its focus on high growth areas within the intelligence, homeland security and NASA markets.

In April 2008 the five-year $190m NASA Environmental Test and Integration Services contract was won and a number of smaller IT-related task orders were awarded by the US Department of Homeland Security.

The business is pursuing a large number of opportunities and achieved some significant order wins in the period, including two further unfunded orders with NASA with a combined potential value of $315m. The first will run for nine years and support information management and communications activities for the NASA Kennedy Space Center. The second was a three year option to continue providing launch support services to NASA under its Expendable Launch Vehicle Program.

Systems Engineering

The Systems Engineering business offers independent support for the procurement, development, modification and fielding of key military and missile defence equipment to US government agencies, of which the US Department of Defence (DoD) is the prime customer.

Revenue grew organically by 14.9% compared to the first half of last year. The growth is primarily driven by logistics services and software engineering work for US Army customers. Revenue growth against the prior period was enhanced by the commencement of the three-year $62m contract to train Iraqi pilots at a new training school based in Iraq, won during the previous year. Other awards included technical support to the US Army's fleet of more than 5,000 rotary and fixed wing aircraft and a $65m award for new work from the US Army for data collection and analysis services in support of military air and ground systems worldwide.

In October 2008 an eight-year $206m IDIQ contract to provide life-cycle support services to the Space and Naval Warfare (SPAWAR) Systems Center was awarded. The SPAWAR Systems Center focuses on the acquisition and support of military related C4ISR systems.

EMEA

	6 monthsto 30 Sept 2008 £m	6 monthsto 30 Sept 2007(2) £m
Revenue		
Managed Services	180.0	172.8
Consulting	68.6	48.4
Integrated Systems	110.1	121.8
Applied Technologies	38.6	37.1
Total	397.3	380.1
Underlying operating profit	28.8	22.1
Underlying operating margin	7.3%	5.8%
Orders		
Managed Services	86.7	75.0
Consulting	243.8	50.1

Integrated Systems	109.2	111.2
Applied Technologies	39.9	38.9
Total	479.6	275.2
Book to bill ratio	1.57:1	0.95:1
Backlog (1)	814.5	618.4

(1) Excludes remaining £4.6bn (30 September 2007: £4.7bn, 31 March 2008: £4.7bn) in respect of LTPA contract.

(2) H1 FY08 restated to reflect cueSim business within EMEA.

Performance

Revenue for the period increased by 4.5% to £397.3m, of which 1.1% represented organic growth. Growth in the Consulting and Managed Services businesses more than offset a decline in Integrated Systems. Performance in Integrated Systems and Applied Technologies was held back by MOD budget pressures leading to delays in contract awards. We will continue to reposition these businesses in response to a tightening of the UK research budget.

Underlying operating profit increased £6.7m over the prior period, including a c.£2m contribution from the businesses acquired last year, primarily the Australian business which has a seasonally stronger first half. The EMEA reorganisation announced in the second half of FY08 was completed ahead of plan and to budget, yielding a small benefit during the period. Savings of at least £12m from the reorganisation will be generated on an annualised basis. These impacts, coupled with tight discretionary cost control and savings generated from the changes to the terms of the defined benefit pension schemes, enabled EMEA to deliver a higher margin of 7.3% during the period (2007: 5.8%).

The book to bill ratio of 1.57:1 is particularly strong for the period and reflects increased visibility of future earnings from the 15-year £150m Maritime Strategic Capabilities Agreement (MSCA). The resulting backlog at 30 September was £814.5m (2007: £618.4m) excluding £4.6bn in respect of the LTPA contract.

Consistent with prior years, the EMEA results reflect the historical seasonality in the UK business with a greater proportion of revenues expected in the second half of the year.

Acquisitions

Shortly after the period end in October, the Group acquired Commerce Decisions Limited for consideration of £9.9m. Commerce Decisions provides tender evaluation software and consulting to UK central government departments. The company enhances QinetiQ's existing capabilities, which together provide an end-to-end procurement/tender process offering from needs analysis and capability definition to assessment and tender evaluation.

Managed Services

The Managed Services business provides long term, technology-rich outsourced services to Government customers and independent accreditation services. The second five-year period of the 25-year long term partnering agreement (LTPA) with MOD commenced at the beginning of the period.

Revenue of £180.0m increased 4.2% over the prior period. Work began to bring eight Chinook helicopters into service through a contract with Boeing during the six months to 30 September 2008 and the business also benefited from the ramp-up of the Combined Aerial Target System contract.

During the period the Managed Services business won a 10-year £24m contract to provide through life support for the MOD's fleet of Harrier aircraft.

Work continues to progress Package 1 of the UK MOD Defence Training Rationalisation Programme (DTR) which involves delivery of technical training including aeronautical engineering and communications and information systems. During the period £6.5m of bid costs were capitalised given the Group's preferred bidder status. The total amount of bid costs capitalised as at 30 September 2008 is £16.1m. In total up to £20m bid costs are expected to be capitalised during the full year to 31 March 2009 and recovered over the course of the contract. We currently anticipate an investment decision in Spring 2009 with contract close in Summer 2010.

Consulting

The Consulting business draws upon QinetiQ's unique combination of technical and process insight to provide technical advice, including decision and project support for both civil and defence customers. Areas of expertise include security, transportation, aerospace, energy, environment and safety.

Orders of £243.8m (2007: £50.1m) include the 15-year MSCA contract with MOD, worth £150m. This award extends QinetiQ's existing contracts with MOD for services of QinetiQ's maritime facilities and expertise.

Revenue increased by £20.2m over the prior period including organic growth of 17.4%, supplemented by contribution from the Australian businesses acquired in February 2008. Revenue benefited from the impact of work on the Home Office's e-Borders programme, relating to an order worth up to £33m won during the previous financial year.

The Australian businesses have been integrated and branded as a QinetiQ consulting offering. We have appointed a new chief executive officer, Mike Kalms, an Australian, to lead this business. Post acquisition trading is in line with expectations. Shortly after the period end QinetiQ Australia completed airframe analysis for the Australian Defence Material Organisation to extend the life of its F/A18 Hornet fleet saving the customer up to AUS$400m.

Integrated Systems

The Integrated Systems business delivers advanced capabilities into the air, land and sea environment, primarily to defence customers. The business leads consortia on research and development programmes and acts as technical authority or systems integrator in the implementation of solutions within the defence supply chain.

The decline in revenue of 9.6% reflects delays in contract awards as the customer faces pressure on budgets. In the research business QinetiQ retains a strong market share despite the MOD research programme now being fully open to competition. We anticipate an increasing trend towards partnering potentially leading to a reduced share of the overall margin. The Integrated Systems business exhibits a historical seasonality with a greater proportion of revenues expected in the second half of the year.

During the period important contracts were won from MOD for high performance electronic warfare systems, surveillance and tracking systems for operational forces and next generation radar technology for the current Royal Navy fleet and future aircraft carriers.

Applied Technologies

The Applied Technologies business addresses opportunities in the core defence market together with growing physical security, digital security and energy and environment sectors. The repeatable technology propositions it develops principally derive from customer funded research and development programmes.

During the period the business won a three-year $22m follow on research contract from the US Defence Advanced Research Projects Agency (DARPA) to develop a new high altitude sensor for its Large Area Coverage Optical Search While Track and Engage (LACOSTE) programme. The sensor is capable of persistent tactical surveillance and precision tracking of large numbers of moving vehicles in dense urban areas.

The Zephyr UAV (Unmanned Aerial Vehicle) set an unofficial world record for the longest unmanned flight in July when it flew for three and a half days.

Ventures

	6 monthsto 30 Sept 2008 £m	6 monthsto 30 Sept 2007(1) £m
Revenue	3.5	2.1
Operating loss	(8.6)	(6.8)
Orders	2.8	1.6
Backlog	7.9	6.2

(1) H1 FY08 restated to reflect cueSim business within EMEA.

Venture Fund

The QinetiQ Ventures LP fund is accelerating the development of all seven businesses contributed at its inception in August 2007. Cash funding of £3.2m was contributed to the fund in the period, leaving £9m of the £20m commitment outstanding, approximately half of which is expected to be utilised in the second half of the year.

Retained Ventures

The Tarsier(R) runway foreign object detection (FOD) system provides real-time monitoring of operating runways to improve safety standards. During the period the business continued work on the Heathrow installation of four radar and camera units covering both runways. Final development of the integrated day/night camera system was completed in the period. Installations at three other major airports continues.

Other Financials

Tax

The Group's underlying effective tax rate was 20.5% (2007: 18.9%). This year the Group will benefit from the increase in research and development relief rates in the UK and, in subsequent years, from enacted tax law changes impacting US State taxes. Overall the Group effective tax rate is not expected to rise significantly in the medium term.

Earnings per share

Underlying earnings per share increased by 20.7% to 5.6p compared to 4.6p for the six months to 30 September 2007. Basic earnings per share increased 28.6% to 4.3p over the same period.

Dividend

The Company will pay an interim dividend of 1.50 pence per share (2007: 1.33 pence per share), an increase of 12.8%, to shareholders on 20 February 2009. The record date will be 23 January 2009.

Cash flow, net debt and liquidity

Group cash inflow from operations, before the costs of the EMEA reorganisation, remained strong in the period at £89.2m compared to £90.9m in the prior period. The Group's underlying operating cash conversion, post capital expenditure was 125%, well above the Group's long term target of 80% as a result of a keen focus on cash generation and the seasonal pattern of revenues and receipts from UK MOD. At 30 September 2008, net debt was £414.3m compared to £379.9m at 31 March 2008 (30 September 2007: £325.5m). Borrowings remained comfortably within our banking covenants. As the Group's borrowings are principally drawn in US dollars, the impact of the movement in the period of £/US$ exchange rate increased the reported net debt by £43.7m.

The Group had total committed facilities of £648m at 30 September 2008, including a £500m multi-currency revolving credit facility to August 2012. Longer debt maturity profiles apply to private debt placements of $135m (matures December 2013) and $125m (matures December 2016).

Foreign exchange

	6 monthsto 30 Sept 2008	6 monthsto 30 Sept 2007	12 months to 31 March 2008
£/US$ - average	1.93	2.01	2.01
£/US$ - closing	1.78	2.02	1.99
£/US$ - opening	1.99	1.96	1.96

Pensions

At 30 September 2008 the net pension liability, after deferred tax, was £52.2m (30 September 2007: £26.3m). The increase in the net pension liability is principally driven by the reduction in asset prices following the decline in the equity markets in the period and partly offset by an increase in the discount rate used to value the scheme liabilities.

The key assumptions used in the IAS 19 valuation of the scheme are:

Assumption	30 Sept 2008	30 Sept 2007	31 March 2008
Discount rate	6.8%	5.9%	6.6%

Inflation	3.5%	3.3%	3.5%
Salary increase	5.0%	4.8%	5.0%
Mortality male (currently aged 40)	88	87	88
Mortality female (currently aged 40)	91	90	91

Each assumption is selected by the Group in consultation with the Company actuary and taking account of industry practice amongst comparator listed companies. The sensitivity of each of the key assumptions is shown in the table below.

Assumption	Change in assumption	Indicative effect on scheme liabilities
Discount rate	Increase / decrease by 0.1%	Decrease / increase by £20m
Inflation and salary increase	Increase / decrease by 0.1%	Increase / decrease by £19m
Life expectancy	Increase by 1 year	Increase by £15m

The market value of the assets at 30 September 2008 was £714.7m (30 September 2007: £837.6m) and the present value of scheme liabilities was £787.1m (30 September 2007: £874.1m).

With effect from June 2008, the Group changed the terms of the defined benefit section of the pension scheme for future accrual of pension benefits. The changes did not affect past service obligations. Core changes included raising the normal pension age from 60 to 65, moving to career average earnings and offering a range of contribution options that allowed employees to maintain future benefit accrual at rates similar to their current levels, based on a higher rate of employee contribution, or to retain current employee contribution levels by accepting a reduction in the rate of future benefit accrual.

The funding of the defined benefit pension scheme is decided by the Group in conjunction with the trustees of the schemes and the advice of external actuaries. The next full actuarial valuation has commenced recently with an effective date of 30 June. It is too early in the exercise to be specific as to any likely outcome but given the current macro economic environment, it is likely that a past service deficit will result. Any annual recovery payments that are agreed with the Trustees would be partially offset by lower future service contributions as a result of the changes to future benefits implemented in the period.

Principal risks and uncertainties

The principal risks and uncertainties to which the Group is exposed remain unchanged from those as detailed in the Annual Report for the year to 31 March 2008.

Consolidated Income Statement

More to follow, for following part double-click [nRn2Z9435I]

XIV. REG-QinetiQ Group plc Second Price Monitoring Extn

Released: 25/11/2008
com:20081125:RnsY9289I

RNS Number : 9289I
QinetiQ Group plc

25 November 2008

A Second Price Monitoring Extension has been activated in this security.

A Second Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

APMQELFLVFBZFBD

XV. REG-QinetiQ Group plc Price Monitoring Extension

Released: 25/11/2008
com:20081125:RnsY9199I
RNS Number : 9199I
QinetiQ Group plc

25 November 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

PMEFEIFMISASEDF

XVI. REG-QinetiQ Group plc Holding(s) in Company

Released: 19/11/2008
com:20081119:RnsS4655I
RNS Number : 4655I

QinetiQ Group plc
19 November 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group plc
2. Reason for notification (yes/no)
   An acquisition or disposal of voting rights
   Yes
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
   An event changing the breakdown of voting rights
   Other (please specify):______________
3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 17 November 2008
6. Date on which issuer notified: 18 November 2008
7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.01	25,218,071	25,218,071	26,718,071	26,718,071		4.04	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,718,071	4.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
   Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)
(LGIM)

Legal & General Group Plc (Direct) (L&G) (26,718,071-
4.04% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited
(Direct) (LGIMHD) (24,026,642 - 3.63 % = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited
(PMC) (24,026,642 - 3.63 % = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 660,476,373
14. Contact name:	Lynton D.Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number:	+44 (0)1252 392000

This information is provided by RNS
The company news service from the London Stock Exchange
END
HOLGUGMGGUPRGUB

XVII. REG-QinetiQ Group plc Director/PDMR Shareholding

Released: 13/11/2008
com:20081113:RnsM0964I
RNS Number : 0964I

QinetiQ Group plc
13 November 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQGroup plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 13
November 2008 that the following Director of the Company acquired Shares under the SIP on 11
November 2008 held through the Trustee:

Director	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	97	4,985,104

* The Number of Shares acquired includes 73 Partnership Shares acquired at 172.00 pence and 24 Matching Shares acquired at 172.00 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

13 November 2008
END

END
RDSFFMFFDSASESF

END